UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 3)

Under the Securities Exchange Act of 1934

ALLURION TECHNOLOGIES, INC.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

02008G102
(CUSIP Number)

RTW Investments, LP
Attn: Roderick Wong, M.D.
40 10th Avenue, Floor 7
New York, New York 10014
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 22, 2024
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 02008G102	13D/A	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON RTW Investments, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
8

SHARED VOTING POWER

3,666,589 (including 479,196 Shares issuable upon conversion of the Notes (as defined in Item 4 of Amendment No. 1) and 239,842 Shares issuable upon exercise of Public Warrants (as defined in Item 4 of Amendment No. 2))*

	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,666,589 (including 479,196 Shares issuable upon conversion of the Notes and 239,842 Shares issuable upon exercise of Public Warrants)*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 3,666,589 (including 479,196 Shares issuable upon conversion of the Notes and 239,842 Shares issuable upon exercise of Public Warrants)*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.7%*
14	TYPE OF REPORTING PERSON PN, IA

 * Percentage based upon 64,338,421 Shares which is the difference obtained by subtracting (x) the 749,998 Shares surrendered to the Company as reported herein in Item 4 from (x) the 64,369,381 Shares reported to be outstanding as of September 23, 2024, as disclosed in the Company's Prospectus filed pursuant to Rule 424(b)(5) with the Securities and Exchange Commission on October 7, 2024, and assumes the conversion of the Notes up to the Conversion Cap (as defined in Item 4 of Amendment No. 1) and the exercise of the Public Warrants and no conversion of the Series A Preferred Stock or exercise of the Private Warrants.

The Public Warrants held by the RTW Funds are subject to a Blocker (as defined in Item 4 of Amendment No. 2), which is currently set at 4.99% and can be increased to 9.99% upon 61 days’ prior notice and accordingly, the Reporting Persons have included the Shares issuable upon exercise of Public Warrants as if the Blocker was set to 9.99%.

CUSIP No. 02008G102	13D/A	Page 3 of 5 Pages

1	NAME OF REPORTING PERSON Roderick Wong, M.D.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,666,589 (including 479,196 Shares issuable upon conversion of the Notes and 239,842 Shares issuable upon exercise of Public Warrants)*
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,666,589 (including 479,196 Shares issuable upon conversion of the Notes and 239,842 Shares issuable upon exercise of Public Warrants)*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 3,666,589 (including 479,196 Shares issuable upon conversion of the Notes and 239,842 Shares issuable upon exercise of Public Warrants)*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.7%*
14	TYPE OF REPORTING PERSON IN, HC

* Percentage based upon 64,338,421 Shares which is the difference obtained by subtracting (x) the 749,998 Shares surrendered to the Company as reported herein in Item 4 from (x) the 64,369,381 Shares reported to be outstanding as of September 23, 2024, as disclosed in the Company's Prospectus filed pursuant to Rule 424(b)(5) with the Securities and Exchange Commission on October 7, 2024, and assumes the conversion of the Notes up to the Conversion Cap and the exercise of the Public Warrants and no conversion of the Series A Preferred Stock or exercise of the Private Warrants.

The Public Warrants held by the RTW Funds are subject to a Blocker, which is currently set at 4.99% and can be increased to 9.99% upon 61 days’ prior notice and accordingly, the Reporting Persons have included the Shares issuable upon exercise of Public Warrants as if the Blocker was set to 9.99%.

CUSIP No. 02008G102	13D/A	Page 4 of 5 Pages

The following constitutes Amendment No. 3 (“Amendment No. 3”) to the initial statement on Schedule 13D, filed on August 11, 2023 (the “Initial Schedule 13D”), as amended by Amendment No. 1 filed by the undersigned with the Securities and Exchange Commission on April 17, 2024 (“Amendment No.1”) and Amendment No. 2 filed by the undersigned with the Securities and Exchange Commission on July 2, 2024 (“Amendment No. 2”). This Amendment No. 3 amends the Schedule 13D as specifically set forth herein (the Initial Schedule 13D as amended by Amendment No. 1, Amendment No. 2 and this Amendment No. 3, the “Schedule 13D”). Capitalized terms used in this Amendment No. 3 and not otherwise defined herein have the meanings given to them in the Schedule 13D.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended to add the following:

On October 22, 2024, certain RTW Funds provided notice to the Company of their election under the RTW Side Letter, as amended, to surrender 749,998 Shares in consideration for the Additional Revenue Interest Financing Agreement, as contemplated in the RTW Side Letter. Those certain RTW Funds provided irrevocable instructions for the surrender of such shares on October 22, 2024. Accordingly, the Shares of the Company beneficially held by the RTW Funds reported herein has been reduced by 749,998 Shares to reflect the surrender of such shares pursuant to the RTW Side Letter.

 Item 5. Interest in Securities of the Issuer.

Items 5(a)-(c) are hereby amended and restated as follows:

(a) The aggregate percentage of Shares reported to be beneficially owned by the Reporting Persons is based upon 64,338,421 Shares which is the difference obtained by subtracting (x) the 749,998 Shares surrendered to the Company as reported herein in Item 4 from (x) the 64,369,381 Shares reported to be outstanding as of September 23, 2024, as disclosed in the Company's Prospectus filed pursuant to Rule 424(b)(5) with the Securities and Exchange Commission on October 7, 2024, and assumes the conversion of the Notes up to the Conversion Cap (as defined in Item 4 of Amendment No. 1) and the exercise of the Public Warrants and no conversion of the Series A Preferred Stock or exercise of the Private Warrants.

The Public Warrants held by the RTW Funds are subject to a Blocker (as defined in Item 4 of Amendment No. 2), which is currently set at 4.99% and can be increased to 9.99% upon 61 days’ prior notice and accordingly, the Reporting Persons have included the Shares issuable upon exercise of Public Warrants as if the Blocker was set to 9.99%.

(b) See rows (7) through (10) of the cover page to this Amendment No. 3 for the number of Shares as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c) The Reporting Persons did not effect any transactions with respect to the Shares during the past sixty (60) days other than as reported in Item 4.

CUSIP No. 02008G102	13D/A	Page 5 of 5 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

  Date: October 24, 2024

RTW INVESTMENTS, LP

By:	/s/ Roderick Wong, M.D.
Name: Roderick Wong, M.D.
Title: Managing Partner

/s/ Roderick Wong, M.D.
RODERICK WONG, M.D.